POSCO is furnishing under cover of Form 6-K :

Exhibition 99.1 : An English-language translation of documents with respect to Result of FY2009 1st Board of Directors Meeting

.EX-99.1

Result of FY2009 1st Board of Directors Meeting

Agenda 1
Resolution of Board of Directors Regarding the Annual General Meeting of Shareholders

1. Resolution Date: January 15, 2009
2. Proposed General Meeting Date: 9:00(AM), February 27, 2009 (Seoul time)
3. Proposed General Meeting Place: POSCO Center, Art Hall

892 Daechi4-Dong, Gangnam-Gu, Seoul, Korea (135-777)

Agenda 2
Resolution of the Board of Directors Regarding the Dividend Payment

Year-End Cash Dividends per Share	7,500
Dividend Payout Ratio (%)	1.97
Record Date	December 31 , 2008
Proposed Dividend Payment Date	March 11 , 2009
Total Annual Dividend(KRW)	574,274,370,000
Annual Dividend per Share(KRW)	10,000
— Year-End Dividend(KRW)	7,500
— Interim Dividend(KRW)	2,500

Agenda 3
Contribution Plan for POSCO In-house Welfare Fund
1. Recipient: POSCO In-house Welfare Fund
2. Contribution Amount (KRW): 53,600,000,000